EXHIBIT 99.2

Motif Bio plc: Notice of Annual General Meeting

NEW YORK, April 26, 2019 (GLOBE NEWSWIRE) -- Motif Bio plc ("Motif Bio" or the "Company") (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced that its notice of its Annual General Meeting (AGM) have been posted to shareholders and will shortly be available for download from the Company's website at www.motifbio.com.

This follows the announcement made by the Company on 15 April 2019 via RNS of the publication of its financial results for the year ended 31 December 2018 and the filing of its U.S. Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.

The Company's AGM is to be held at 1 PM BST on 22 May 2019 at the offices of DLA Piper UK LLP at 160 Aldersgate Street London EC1A 4HT, United Kingdom. The Notice of the AGM and Proxy Form for General Meeting will be available later today on the Investors section of the Company’s website at www.motifbio.com.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & JOINT BROKER)	+44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

SP ANGEL CORPORATE FINANCE LLP
(JOINT BROKER)	+44 (0)20 3470 0470
David Hignell
Vadim Alexandre
Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com

Note to Editors

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company's lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication. A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated. Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements
This release contains forward-looking statements. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio's product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio's product candidates, (iii) Motif Bio's ability to successfully commercialise its product candidates, (iv) Motif Bio's ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio's commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio's expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio's product candidates, (viii) Motif Bio's ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio's estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio's ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled "Risk Factors" in Motif Bio's Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC's web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.